Exhibit 21.1

NETFLIX, INC.
LIST OF SIGNIFICANT SUBSIDIARIES*

Legal Name	Jurisdiction	Percent Owned
Netflix Entretenimento Brasil LTDA	Brazil	100%
Netflix International B.V.	The Netherlands	100%
Netflix K.K.	Japan	100%
Netflix Streaming Services, Inc.	United States	100%
Netflix Studios, LLC	United States	100%
Netflix Global, LLC	United States	100%
Netflix Pte. Ltd.	Singapore	100%
Netflix Streaming Services International B.V.	The Netherlands	100%

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Netflix Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.